Exhibit 99.55

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS RENEWS NORMAL COURSE ISSUER BID

Vancouver, British Columbia — February 28, 2012 - Coastal Contacts Inc. (TSX: COA; Nasdaq OMX: COA) (“Coastal “ or the “Company”) announced today that the Toronto Stock Exchange (“TSX”) has accepted the Company’s notice of intention to make a normal course issuer bid (the “NCIB”) for its common shares through the facilities of TSX or Nasdaq OMX. On March 1, 2012, Coastal may commence making purchases of up to a maximum of 3,448,306 common shares, which represents approximately 10% of the Company’s public float. Any shares acquired will be purchased at the market price up to a maximum of 13,663 common shares per day thereafter for the duration of the NCIB, subject to the block purchase exemption. All shares acquired by Coastal pursuant to the NCIB will be cancelled following purchase.

Coastal is conducting the NCIB as it will give it the flexibility to purchase its Common Shares if it determines that, as a result of the difference in the fundamental value of the Common Shares and the market price, it is in the best interests of Coastal to do so.

Under a normal course issuer bid which began on January 11, 2011 and expired on January 10, 2012, the Company purchased a total of 369,300 common shares at a weighted average price of Cdn. $1.73 per common share, all through the TSX.

The normal course issuer bid will terminate on the earlier of the date determined by Coastal or February 28, 2013. Coastal has 56,404,157 issued and outstanding common shares as at February 28, 2012.

About Coastal Contacts Inc.:

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View Project. Founded in the year 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For further information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastal.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. Examples of such forward looking statements within this news release include statements relating to the Company’s intentions to purchase common shares under the normal course issuer bid, as well as statements relating to the Company’s perception of the industries and markets in which it operates, its competitive position therein, and its ability to support continued growth. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Although the Company believes that the proposed purchase of common shares under the normal course issuer bid is based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which may cause actual results to differ materially. Factors that could affect actual results to differ materially from those contemplated or implied by the forward-looking statements include general economic conditions and the performance of the common shares of the Company or stock markets generally. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated December 14, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly.

Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.